Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$64,622	$61,926	$131,157	$138,869	$117,386	$90,921	$88,923
Fixed charges	83,061	83,148	166,229	143,663	118,212	101,144	89,417
Distributions from equity investments	—	5,387	5,387	22,646	24,572	27,404	27,195
Capitalized interest	(489)	—	(335)	—	—	—	(3,057)
Adjusted Earnings	$147,194	$150,461	$302,438	$305,178	$260,170	$219,469	$202,478

Fixed Charges:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$82,572	$83,148	$165,894	$143,663	$118,212	$101,144	$86,360
Capitalized interest	489	—	335	—	—	—	3,057
Total Fixed Charges	$83,061	$83,148	$166,229	$143,663	$118,212	$101,144	$89,417

Ratio of Earnings to Fixed Charges	1.8x	1.8x	1.8x	2.1x	2.2x	2.2x	2.3x